March 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	GraniteShares ETF Trust
File Nos. 333-214796 and 811-23214
Request for Acceleration

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, GraniteShares ETF Trust (the “Registrant”), on behalf of its new series, GraniteShares Battery and Miners ETF and GraniteShares Junior Tech Mega Trends ETF (together, the “New Funds”), respectfully requests acceleration of Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A, filed on March 27, 2019, so that it will be declared effective as of the filing date or as soon thereafter as practicable. Foreside Fund Services, LLC, in its capacity as distributor of the Registrant, hereby joins in the request of the Registrant, on behalf of its New Funds, for such acceleration.

We request that we be notified of such effectiveness by a telephone call to Nathaniel Segal of Vedder Price P.C. at (312) 609-7747.

[Signature Page Follows]

Sincerely,

GRANITESHARES ETF TRUST

By:	/s/William Rhind
Name:	William Rhind
Title:	President

FORESIDE FUND SERVICES, LLC

By:	/s/Mark Fairbanks
Name:	Mark A. Fairbanks
Title:	Vice President